Exhibit (a)(8)

                                                                30 November 1999

                            APPLIED HOLOGRAPHICS PLC

                   ACQUISITION OF OPTICAL SECURITY GROUP, INC.
                  PLACING AND OPEN OFFER TO RAISE L52.5M (NET)
               CHANGE OF NAME TO APPLIED OPTICAL TECHNOLOGIES PLC
           INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 1999


Applied Holographics PLC ("Applied Holographics" or "the Company"), the manufacturer of holographic films and products for the security and packaging industries announces:

ACQUISITION OF OPTICAL SECURITY GROUP, INC ("OPSEC")

- Applied Holographics has today agreed to acquire OpSec, listed on Nasdaq and a leading supplier in the US of security and product authentication solutions, for a consideration of approximately US$64 million in cash (L39.93 million)

- OpSec, based on the East Coast of the USA, offers a range of overt and covert security products, such as imaging-based foils, labels, laminates and coatings, which protect documents and products from forgery and counterfeiting, deter tampering, provide authentication and prevent diversion. Customers include US federal, state and overseas governments as well as major companies and organisations

     For the six months to 30 September 1999 OpSec made pre-tax profits of US$853,000 on turnover of US$8.4 million

- The Board of Directors of Applied Holographics believes that the acquisition of OpSec will enhance Applied Holographics' position in the security market by combining Applied Holographics' expertise in currency and document protection with OpSec's expertise in document and brand protection

     The Enlarged Group will maintain production facilities in the UK and the US. Mark Turnage, President and Chief Operating Officer of OpSec, will join the Board of the Company as Deputy Chief Executive, with primary responsibility for the Enlarged Group's operations in the Americas

- The acquisition is expected to enhance earnings per share (before goodwill amortisation) for the year ended 31 March 2001

PLACING AND 5  FOR 13  OPEN OFFER TO RAISE L52.5 MILLION, NET OF EXPENSES

- Applied Holographics has announced today a Placing and 5 for 13 Open Offer at 270p per share to raise approximately L52.5 million, net of expenses, to fund the consideration payable on the acquisition of Opsec, to refinance borrowings taken out to fund a US$10 million loan made by Applied Holographics to OpSec to allow OpSec to complete its acquisition of Bridgestone Technologies, Inc ("Bridgestone"), a US supplier of security authentication products, and to provide working capital for the Enlarged Group

- The Placing and Open Offer is fully underwritten by Greig Middleton & Co. Limited

CHANGE OF NAME TO APPLIED OPTICAL TECHNOLOGIES PLC

- Applied Holographics proposes changing its name to Applied Optical Technologies plc to reflect better the nature and scale of the Enlarged Group's activities

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 1999

- Applied Holographics also today announces Interim Results for the six months ended 30 September 1999

     Highlights include:

     - pre-tax profits rose 24% to L1.19 million (1998: L0.97 million) on turnover up 4% to L7.48 million (1998: L7.22 million)
     - the installation of facilities to enable new bank note and high security work
     -    joint ventures made strong contributions
     - there was a major contribution from a new Microsoft contract, announced today
     -    initial orders for Euro note production were secured during the period
     - a three year contract was won with a major European railway operation for a national transport scheme

David Tidmarsh, Applied Holographics Chief Executive, commented:

"WE ARE DELIGHTED THAT OUR TWO COMPANIES ARE JOINING FORCES. BY COMBINING OUR COMPLEMENTARY MANAGEMENT SKILLS, OPERATIONS, CUSTOMER BASE, TECHNOLOGIES AND GEOGRAPHIC FOCUS, THE ENLARGED GROUP WILL BE A WORLD LEADER IN THE ANTI-COUNTERFEITING AND AUTHENTICATION SECURITY MARKET.

"WE CONTINUE TO ANTICIPATE A SATISFACTORY OUTTURN FOR THE CURRENT YEAR AND, EQUALLY IMPORTANTLY, TO LAY THE BASE FOR SIGNIFICANT ADVANCES IN PROFITABILITY IN FUTURE YEARS RESULTING FROM THE PROPOSED MERGING OF OPSEC'S OPERATIONS WITH OUR OWN ACTIVITIES."


                                    - ends -

For further information please contact:
APPLIED HOLOGRAPHICS PLC                             0191 417 5434
David Tidmarsh, Chief Executive
Mike Angus, Finance Director
Astrid Mitchell, Director of Marketing and PR
SQUARE MILE COMMUNICATIONS                           0171 601 1000
Nick Oborne

ABOUT APPLIED HOLOGRAPHICS

Based in Washington, Tyne and Wear, Applied Holographics designs and manufactures holographic products principally for the security and packaging markets.

Applied Holographics' products are used on commercial and government security products, including identification documents, branded products and banknotes (it has European Central Bank accreditation to supply banknote security products for the Euro). In packaging, Applied Holographics' films and foils are used as distinctive marketing features which also provide security protection.

Companies and organisations using Applied Holographics' product include UK and overseas governments, banknote printers, banknote paper and thread manufacturers, UK clearing banks, transport authorities and major corporations such as Microsoft Licensing Inc, Cadbury Schweppes Limited, Colgate-Palmolive
(UK) Limited and Procter & Gamble.

                                                                30 November 1999

                            APPLIED HOLOGRAPHICS PLC

              ACQUISITION OF OPTICAL SECURITY GROUP, INC. ("OPSEC")
         PLACING AND OPEN OFFER AT 270P PER SHARE TO RAISE L52.5M (NET)
               CHANGE OF NAME TO APPLIED OPTICAL TECHNOLOGIES PLC
           INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 1999


INTRODUCTION

It is announced today that Applied Holographics has entered into an agreement to acquire OpSec for approximately US$64 million in cash (L39.93 million). OpSec is listed on the Nasdaq securities exchange and is a leading provider in the US of security and product authentication solutions.

By a separate loan agreement entered into between Applied Holographics and OpSec, Applied Holographics has agreed to lend OpSec US$10 million (L6.24 million), financed by a short term bank facility, to enable OpSec to complete its acquisition of Bridgestone. Bridgestone also provides security authentication products and services.

The Board also announced today a Placing and Open Offer to raise approximately L52.5 million (net of expenses) to fund the consideration payable in connection with the OpSec Acquisition, to re-finance the OpSec Loan and to provide working capital for the Enlarged Group. 10,132,240 New Ordinary Shares have been placed firm with institutional and other investors and 10,238,130 New Ordinary Shares have been placed subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer. The Open Offer is being made on the basis of 5 New Ordinary Shares for every 13 existing Ordinary Shares held at the close of business on the Record Date. The Placing and Open Offer is fully underwritten by Greig Middleton & Co Limited.

Contemporaneously with the Placing and Open Offer, the Company also proposes to issue 3,100,000 New Ordinary Shares at the issue price to trustees of new employee share schemes of the Company. Mark Turnage, President and Chief Executive of OpSec, who will become Deputy Chief Executive of the Enlarged Group, will also subscribe for up to 115,000 shares at the issue price.

The OpSec Acquisition will be effected by means of a US Tender Offer and Merger. The Tender Offer has been unanimously recommended to the shareholders of OpSec by its directors, and is conditional, INTER ALIA, upon the acceptance of the holders of a majority of the OpSec Shares on a fully diluted basis. Certain OpSec shareholders, including all of its directors and some members of its senior management team, together holding approximately 34 percent. of the existing issued OpSec Shares, have agreed irrevocably to tender their Opsec Shares pursuant to the Tender Offer.

As part of the Proposals, the Directors propose that the name of the Company is changed to Applied Optical Technologies plc.

In addition, Applied Holographics announced today its interim results for the six months ended 30 September 1999.


INFORMATION ON OPSEC AND BRIDGESTONE

OPSEC
OpSec designs, manufactures and supplies imaging-based foils, labels, laminates and technology and optical coatings for a range of security, document authentication, product protection and anti-tampering applications.

OpSec operates in five key areas:

- BRAND PROTECTION - protection of branded and licensed products against counterfeiting and diversion
- DOCUMENT AUTHENTICATION - travellers cheques, credit cards, gift certificates and event tickets
- GOVERNMENT PRODUCTS - security features for passports, driving licences, identification cards and other government-issued documents
- PHARMACEUTICALS AND AGROCHEMICALS - authentication and tamper-evident labels
- PARTS AUTHENTICATION AND TRACKING - protection, authentication and tracking of automotive, aircraft and other components

OpSec's products offer a range of overt and covert security technologies which protect documents and products from forgery and counterfeiting, deter tampering, provide authentication and track and prevent diversion. OpSec's technologies can be used with a variety of marking systems, including labels, hang tags, hot stamping foils, laminates, plastic pouches and threads.

OpSec's customers include US federal, state and overseas governments as well as major companies and organisations. OpSec has production facilities on the East Coast of the US and design and origination premises in Loughborough in the UK.

BRIDGESTONE
Bridgestone is also involved in providing security authentication products and services for anti-counterfeiting and anti-diversion purposes to corporate and government customers. Its products and services include embossed security labels, data tracking and compliance and monitoring.

It is proposed that Bridgestone's printed and polymer labels operations will be transferred after completion of the Bridgestone Acquisition to Keystone Imaging Technology LLC, a company in which OpSec will retain a 19.9 per cent interest. Bridgestone's continuing operations will be transferred to OpSec's existing production facilities over a period of twelve months from completion of the Bridgestone Acquisition.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

Applied Holographics' strategy over the past few years has been to achieve growth and improved profitability by focusing on specific products directed to selected markets. The Directors believe that the Company now has established market positions in the key product areas of security and selected packaging applications.

The Directors believe that the OpSec Acquisition will provide Applied Holographics with the opportunity significantly to enhance its position in the security market by combining the Company's existing expertise in currency and document protection with OpSec's expertise in document and brand protection. OpSec has a complementary product range and customer base, a strong sales and marketing team, technical capability and experienced management.

The Enlarged Group will maintain production facilities in both the UK and the US which the Directors believe will enable it to service its clients' increasing focus on global sales. Applied Holographics will retain its packaging capability where, increasingly, it will place an emphasis on branding and brand protection, where the security benefits of the use of holography and related technologies are increasingly being recognised by its customers. An immediate benefit of the Acquisition will be the ability of OpSec and Applied Holographics to source from each other products and technologies not currently in their respective portfolios. This will provide enhanced marketing opportunities for both companies.

DIRECTORS AND SENIOR MANAGEMENT OF THE ENLARGED GROUP

Mark Turnage, currently president and chief operating officer of OpSec, will assume primary responsibility for the Enlarged Group's operations in the Americas. He will join the Board upon completion of the Acquisition in the role of Deputy Chief Executive. Richard Bard, currently chairman and chief executive of OpSec, will stand down from his executive responsibilities within OpSec upon completion of the Acquisition.

FINANCIAL EFFECTS OF THE ACQUISITION

The Acquisition is expected to enhance earnings per share (before goodwill amortisation) for the year ending 31 March 2001.

CFC

The Company currently licenses technology to CFC for use by it in generating holography sales in the US, Canada and Mexico. In return, the Company receives a six per cent. royalty on all such sales. During the six months to 30 September 1999, the total royalties receivable by the Company from CFC under these arrangements amounted to approximately US$213,000. As a consequence of the Acquisition, the Company has agreed with CFC to terminate the existing arrangements in return for a one-off severance payment by CFC to the Company of approximately US$3.5 million. The existing joint venture between the Company and Nimbus CD International Inc. in the US relating to the licensing of anti-counterfeiting technologies for compact discs will not be affected by the Acquisition.

CURRENT TRADING AND PROSPECTS FOR THE ENLARGED GROUP

Applied Holographics trading remains in line with expectations and, accordingly, the Directors are confident in the outlook for the Enlarged Group for the current financial year of the Company.

THE PLACING

Under the terms of the Placing, 20,370,370 New Ordinary Shares are to be conditionally placed with institutional and other investors, subject to the terms and conditions of the Placing Agreement, at the Issue Price. 10,132,240 New Ordinary Shares have been placed firm with institutional and other investors, whilst 10,238,130 New Ordinary Shares (the "Open Offer Shares") have been placed subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer. The Placing and Open Offer has been fully underwritten by Greig Middleton.

The Placing is conditional, INTER ALIA, upon the passing of the necessary resolutions at the EGM, the Placing Agreement becoming unconditional (save for the condition as to Admission), and upon Admission taking place. Dealings in the New Ordinary Shares on the Official List are expected to commence on 11 January 2000.

THE OPEN OFFER

Pursuant to the Open Offer, the Open Offer Shares are being offered to Qualifying Shareholders at the Issue Price, free of expenses and PRO RATA to their existing shareholdings, on the basis of:

5 OPEN OFFER SHARES FOR EVERY 13 EXISTING ORDINARY SHARES

held at close of business on the Record Date and so in proportion for any other number of Ordinary Shares then held. Fractional entitlements will not be allotted.

Application forms are personal to shareholders and may not be transferred except to satisfy BONA FIDE market claims.

NEW ORDINARY SHARES

The New Ordinary shares will be issued fully paid and will rank, at the time of issue, PARRI PASSU in all respects with the existing Ordinary Shares save that (with the exception of the Open Offer shares) the New Ordinary Shares will not rank for entitlements under the Open Offer.

USE OF PROCEEDS

The proceeds of the Placing and Open Offer and Mark Turnage's subscription for New Ordinary Shares will be approximately L52.7 million, net of expenses. Of these proceeds approximately L46.17 million will be used to fund the Acquisition and to refinance borrowings taken out to fund the OpSec Loan, with the balance providing working capital for the Enlarged Group.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

                                                               1999/2000

Record date for the Open Offer                                22 November

Latest time and date for splitting Application Forms       3.00pm on 17 December
(to satisfy BONA FIDE market claims only)

Latest time and date for receipt of Forms of Proxy        11.00am on 21 December


                                                               1999/2000

LATEST TIME AND DATE FOR RECEIPT OF COMPLETED              3.00pm on 21 December
APPLICATION FORMS AND PAYMENT IN FULL UNDER
THE OPEN OFFER

Extraordinary General Meeting                             11.00am on 23 December

Dealings in New Ordinary Shares expected to commence          11 January

Delivery in CREST of New Ordinary Shares to be held in        11 January
uncertificated form

Despatch of definitive share certificates in respect of the by 14 January New Ordinary Shares

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 1999

CHAIRMAN'S STATEMENT
I am pleased to report that in the six months to 30 September 1999 profits rose to L1,193,723 (1998: L966,256) on Group turnover of L7,481,515 (1998:
L7,224,337). The Group operating profit was L112,307 (1998: L636,970). The contribution from joint ventures and associated undertakings was L1,193,406 (1998: L383,808).

In my Chairman's statement contained within the last Annual Report, I cautioned that the disruption caused by the installation of the facilities required to enable the production facility at Crowther to undertake bank note and high security work would inevitably impact production in the early months of the current year. This was the case and the first three months of the period suffered from a fall in volumes coupled with a high level of rejects. As a result, there was a loss for the first quarter but this was fully offset by profits in the subsequent three months as the upgraded plant became fully operational.

A major contribution to profits in the first six months resulted from the machine element of a new Microsoft contract. It should be noted that whilst the contribution via our share in the 3DCD joint venture contract is largely accounted for in the first half year, the Group will receive a significant benefit in the second half from the associated contract to supply security products to the production units.

Our production facility now has full ECB approval and initial orders for Euro note production have been secured. Unsurprisingly, given the complexity of introducing the Euro, there has been some slippage in the overall programme with some consequent delay in the placing of orders for holographic patches and stripes. We have been pleased with the reception which our products have received and remain confident that we will win significant business with a number of bank note printers and paper manufacturers.

Our banknote and high security activities are not solely directed at the Euro programme and during the period we received orders for holographic thread material and patches for use in a number of currency applications by countries outside the EU. This continues to be an expanding market and with our enhanced facilities we are well placed to benefit from the growth in this market.

The use of holography for document and brand protection continues to expand into new areas. The largest of the general security contracts won in the period was a three year contract with a major European railway operation for a national transport scheme. Initial production for this order will start in the second half of the current year.

The unaudited consolidated cash flow statement reflects the impact of debtor levels arising from the higher sales in August and September coupled with a continuing high level of capital expenditure without the benefit of a distribution from 3DCD which will be received in the second half.

In general the market for holography continues to expand rapidly worldwide and in order to address the opportunity which this presents we continue to examine a number of opportunities to acquire or invest in companies able to service discreet geographic areas. This year we acquired a 25% holding in MTM Guvenlik ve Holografik Kart Sistemleri San.Tic. A.S. (MTM) - a Turkish company well positioned to supply both the public and private sectors in Turkey and neighbouring countries.

We announced today the proposed acquisition of Optical Security Group, Inc ("OpSec"). Full details of OpSec's business and the related equity fund-raising are contained in a circular to shareholders which is being posted today.

PROSPECTS
We continue to anticipate a satisfactory outturn for the current year and, equally importantly, to lay the base for significant advances in profitability in future years resulting from the proposed merging of OpSec's operations with our own activities.

D A Mahony
CHAIRMAN
30 NOVEMBER 1999

APPLIED HOLOGRAPHICS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE 6 MONTHS TO 30 SEPTEMBER 1999



                                                                       Unaudited        Unaudited
                                                                       6 months         6 months      Year ended
                                                                         ended            ended        31 March
                                                                      30 Sept 1999     30 Sept 1998      1999
                                                                                 L                L             L
TURNOVER: GROUP AND SHARE OF JOINT VENTURES                             10,150,113        7,453,669    14,715,782
Less: share of joint ventures' turnover                                (2,668,598)        (229,332)     (621,515)

                                                                  ------------------------------------------------
GROUP TURNOVER                                                           7,481,515        7,224,337    14,094,267
Cost of sales                                                          (5,342,650)      (4,486,802)   (8,862,935)

                                                                  ------------------------------------------------
GROSS PROFIT                                                             2,138,865        2,737,535     5,231,332
Net operating expenses                                                 (2,026,558)      (2,100,565)   (3,901,651)

                                                                  ------------------------------------------------
GROUP OPERATING PROFIT                                                     112,307          636,970     1,329,681
Share of operating profit of joint ventures                              1,193,406          207,311       379,633
Share of operating profit of associated undertakings                            --          176,497       176,497

                                                                  ------------------------------------------------
OPERATING PROFIT                                                         1,305,713        1,020,778     1,885,811
Net interest payable and similar charges                                 (111,990)         (54,522)     (103,524)

                                                                  ------------------------------------------------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                            1,193,723          966,256     1,782,287
Taxation                                                                        --               --      (16,215)

                                                                  ------------------------------------------------
PROFIT FOR THE FINANCIAL PERIOD  AFTER TAXATION                          1,193,723          966,256     1,766,072

                                                                  ------------------------------------------------
BASIC EARNINGS PER SHARE                                                      4.5P             3.7p          6.7p
                                                                  ------------------------------------------------

DILUTED EARNINGS PER SHARE                                                    4.2P             3.5p          6.4p
                                                                  ------------------------------------------------

Diluted earnings per share for the 6 months ended 30 September 1998 have been restated in accordance with Financial Reporting Standard number 14.

 APPLIED HOLOGRAPHICS PLC

CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 1999



                                                                         Unaudited        Unaudited
                                                                                At               At            At
                                                                      30 September     30 September      31 March
                                                                              1999             1998          1999
                                                                                 L                L             L
FIXED ASSETS
Tangible assets                                                          7,324,076        4,403,725     6,405,536
INVESTMENTS
Investments in joint ventures
Share of gross assets                                                    1,425,922           56,426        92,811
Share of gross liabilities                                               (511,189)         (67,873)      (85,546)
                                                                  ------------------------------------------------
                                                                           914,733         (11,447)         7,265
                                                                  ------------------------------------------------
Investments in associates                                                  185,955          812,036            --
Other investments                                                            6,305               --         6,305
                                                                  ------------------------------------------------
                                                                         8,431,069        5,204,314     6,419,106
                                                                  ------------------------------------------------
CURRENT ASSETS
Stocks                                                                   1,441,358        1,150,252     1,425,321
Debtors
- amounts falling due within one year                                    4,829,217        4,010,534     3,844,048
- amounts falling due after more than one year                             537,536               --       659,431
                                                                  ------------------------------------------------
                                                                         5,366,753        4,010,534     4,503,479
Cash at bank and in hand                                                   211,965        1,181,256     2,636,518
                                                                  ------------------------------------------------
                                                                         7,020,076        6,342,042     8,565,318
CREDITORS: Amounts falling due within one year                         (3,941,513)      (3,233,225)   (4,611,396)

                                                                  ------------------------------------------------
NET CURRENT ASSETS                                                       3,078,563        3,108,817     3,953,922

                                                                  ------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   11,509,632        8,313,131    10,373,028
                                                                  ------------------------------------------------

CREDITORS: Amounts falling due after more than one year                  3,226,085        2,096,379     3,343,594
Capital and reserves
Called up equity share capital                                           1,333,707        1,326,935     1,330,957
Share premium account                                                    5,607,370        5,509,994     5,554,219
Reserves                                                                 1,342,470        (620,177)       144,258
                                                                  ------------------------------------------------
Equity shareholders' funds                                               8,283,547        6,216,752     7,029,434
                                                                  ------------------------------------------------
                                                                        11,509,632        8,313,131    10,373,028
                                                                  ------------------------------------------------

APPLIED HOLOGRAPHICS PLC

CONSOLIDATED CASHFLOW STATEMENT FOR THE 6 MONTHS TO 30 SEPTEMBER 1999


                                                                 Unaudited            Unaudited
                                                                Six months           Six months
                                                                     ended                ended     Year ended
                                                              30 September         30 September       31 March
                                                                      1999                 1998           1999
                                                                         L                    L              L
CASHFLOW FROM OPERATING ACTIVITIES                               (459,571)           1,521,275       3,291,239
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                  (111,990)             (54,522)       (103,524)
TAXATION                                                                --                  --         (16,215)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                   (1,263,222)            (955,251)     (3,113,652)
ACQUISITIONS AND DISPOSALS                                       (185,955)                  --           5,422

FINANCING
Issue of shares                                                    55,901               37,226          85,473
(Decrease)/increase in debt                                      (459,716)            (116,965)      1,738,262
                                                         ------------------ -------------------- --------------

Net cash (outflow)/inflow from financing                         (403,815)              (79,739)     1,823,735
                                                         ------------------ -------------------- --------------

(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (2,424,553)              431,763      1,887,025

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
  IN NET DEBT
(DECREASE)/INCREASE IN CASH IN THE PERIOD                       (2,424,553)             431,763      1,887,025
                                                         ------------------ -------------------- --------------
Cash outflow/ (inflow) from decrease/(increase) in
debt and lease financing                                           459,716             116,965      (1,738,262)
                                                         ------------------ -------------------- --------------

Change in net debt resulting from cash flows                    (1,964,837)            548,728         148,763
New finance leases                                                (780,775)            (88,109)        (88,109)
                                                         ------------------ -------------------- --------------

MOVEMENT IN NET DEBT IN PERIOD                                  (2,745,612)            460,619          60,654
NET DEBT AT 1 APRIL 1999                                        (1,180,167)         (1,240,821)     (1,240,821)
                                                         ------------------ -------------------- --------------

NET DEBT AT 30 SEPTEMBER 1999                                   (3,925,779)           (780,202)     (1,180,167)
                                                         ================== ==================== ==============

NOTES

1. COMPANIES ACT 1985
The figures for the year ended 31 March 1999 are an abridged version of the Group's full accounts for that year which received an unqualified auditor's report and have been filed with the registrar of Companies.

The figures for the six months ended 30 September 1999 and the six months ended 30 September 1998 have not been audited or reviewed by the auditors.

2. GROUP TURNOVER BY ACTIVITY

                                       Six months           Six months      Year ended
                                            ended                ended        31 March
                                     30 September         30 September            1999
                                             1999                 1998
                                        Unaudited            Unaudited
                                      L                   L               L
HolographY
Security                                2,571,879           2,320,744       4,922,002
Packaging                               3,082,855           3,056,154       5,558,068
Other                                     573,184             358,151         827,097
                                        6,227,918           5,735,049      11,307,167

Metallising
Toll                                      696,469             673,135       1,569,194
Metallised film                           557,128             816,153       1,217,906
                                  ---------------- -------------------- --------------
                                        1,253,597           1,489,288       2,787,100
                                        7,481,515           7,224,337      14,094,267
                                  ---------------- -------------------- --------------

3. SHARE OF OPERATING PROFIT OF JOINT VENTURES
The share of operating profit of joint ventures represents the Group's share of the profits of 3DCD for the six months ended 30 September 1999.

4. TAXATION
No taxation is payable in the current period due to losses brought forward from prior years. At 30 September 1999 there were no deferred taxation liabilities and the group had significant losses available to carry forward to offset against future profits of the same trade.

5. EARNINGS PER SHARE


                                                                Six months           Six months      Year ended
                                                                     ended                ended        31 March
                                                              30 September         30 September            1999
                                                                      1999                 1998
                                                                 Unaudited            Unaudited
                                                                 L                   L               L
Profit for the financial year (Basic EPS)                        1,193,723             966,256       1,766,072
Interest saved on conversion of loan stock                          52,000              52,000         104,000

Profit used for Diluted EPS                                      1,245,723           1,018,256       1,870,072


Weighted average number of shares
For basic EPS                                                   26,631,981          26,498,541      26,531,187
Conversion of convertible loan stock                             2,166,667           2,166,667       2,166,667
Exercise of share options                                          814,538             381,704         494,324
For Diluted EPS                                                 29,613,186          29,046,912      29,192,178

6. A copy of the Interim Results announcement is being sent to all shareholders. Further copies are available to members of the public from the Company's registered office, 22 Sedling Road, Washington, Tyne & Wear, NE38 9BZ.